

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 16, 2017

Howard Guild
Chief Accounting Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe
Houston, TX 77056

   Re: **Schlumberger N.V. (Schlumberger Limited)**
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Filed January 25, 2017
      Response letter dated May 17, 2017
      File No. 1-04601

Dear Mr. Guild:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Brad Skinner

          Brad Skinner
          Senior Assistant Chief Accountant
          Office of Natural Resources